

January 13, 2010

Room 4631

Joseph J. Sum
Vice President and Chief Financial Officer
Continental Materials, Inc.
200 South Wacker Drive Suite 4000
Chicago, IL 60606

      Re: **Continental Materials, Inc.**
               Form 10-K for Fiscal Year Ended January 3, 2009
               Form 10-Q for the Fiscal Quarter Ended July 4, 2009
               File No. 001-03834

Dear Mr. Sum:

      We have reviewed your response letter dated December 18, 2009 and have the following comment. Where indicated, we think you should revise your document in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended January 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12
Critical Accounting Policies, page 20
Goodwill and Other Intangible Assets, page 20

1.   There is a concern that readers may not fully understand the basis for management's conclusion that goodwill is not impaired at January 3, 2009 and July 4, 2009. In this regard, we note that the goodwill is in the Concrete, Aggregates and Construction materials segment which has been reporting operating losses and decreasing sales year over year. Additionally, your market capitalization is approximately 65% less than the net carrying value of your assets. Given the materiality of the goodwill asset balance, please disclose in future filings how these factors were considered in your recoverability analysis.

Quantify the amount of any assumed control premium and disclose the factors considered in deriving this estimate. For example, if the control premium was based on 2008 and 2009 merger transactions in your industry then that fact should be disclosed. See Section 501.14 of the Financial Reporting Codification. Additionally, to the extent this reporting unit is at risk of failing step one of the impairment test, in future filings, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- a description of the key assumptions that drive fair value; and
- provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief